FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Walker, Martin D.	2. Issuer Name and Ticker or Trading Symbol ArvinMeritor, Inc. (ARM)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) ArvinMeritor, Inc. 2135 West Maple Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/19/03
(Street) Troy, MI 48084-7186		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								2,133	I	Charitable Remainder Trust(1)
Common Stock	02/19/03		A(2)		1,000	A		4,521	I	Held in trust(3)
Common Stock								3,750	I	Held in trust - spouse(4)
Common Stock								4,483	I	Restricted Stock, held in trust (3) (5)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Directors Stock Option (Right to Buy)	$16.33	02/19/03		A(6)		3,000		(7)	02/19/13	Common Stock	3,000		3,000	D

Explanation of Responses:

(1) Held as donor/trustee of the Martin D. Walker 1997 Charitable Remainder Unitrust.
(2) Shares granted pursuant to ArvinMeritor's Directors Stock Plan.
(3) Held as trustee of the Martin D. Walker Trust under agreement dated July 22, 1975.
(4) Held in the Mary J. Walker Trust, under agreement dated July 22, 1975, of which Mr. Walker's wife is trustee.
(5) Held by the issuer to implement restrictions on transfer unless and until certain conditions are met.
(6) Options granted pursuant to ArvinMeritor's Directors Stock Plan.
(7) Options become exercisable, in whole or in part (but only for a whole number of shares), as to one-third of the option shares beginning on February 19, 2004, as to an additional one-third of the option shares beginning on February 19, 2005 and as to the balance of the option shares beginning on February 19, 2006.

By: /s/ Martin D. Walker By: Bonnie Wilkinson, Attorney-in-fact **Signature of Reporting Person	02/19/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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